UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: July 5, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the second ordinary meeting (the “Meeting”) of the eighth session of the board of directors (the “Board”) of the Company was held by way of communication on 4 July 2016.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu Shaoyong, being chairman of the Company, Mr. Ma Xulun, being vice chairman of the Company, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen, being Directors, and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping, being independent non-executive Directors, voted in favour of the relevant resolutions during the Meeting. All Directors considered and unanimously passed the following resolutions:

I.	Considered and approved the Resolution on the Use of Proceeds Raised from the Non-public Issuance of A Shares of the Company to Exchange with Self-raised Funds Funded in Advance

1.	It was agreed that the Company will use the net proceeds raised from the non- public issuance of A Shares in the amount of RMB8,539,974,533.71, on a 4:1 ratio, to exchange with the self-raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions, respectively;

2.	The president of the Company shall be authorized to take charge of the detailed implementation thereof.

The independent opinions of the independent non-executive Directors in respect of this resolution are as follows: Before the proceeds from the non-public issuance become available, the Company’s decision to fund the targeted projects in advance by using self-raised funds has been made based on the actual needs of business operation and is in line with the interests of the Company, and is not detrimental to the interests of minority shareholders of the Company. The exchange of self-raised funds used to fund the targeted projects in advance by the Company with proceeds from the issuance is favorable to regulating the use and management of the proceeds raised and reducing the finance costs of the Company. The approval and decision-making procedures are also in compliance with the relevant requirements of the “Guidelines on the Supervision and Administration on Listed Companies No. 2 – Supervision and Administration Requirements for Listed Companies on the Management and Utilization of Raised Funds issued by China Securities Regulatory Commission” and the “Measures for the Management of Funds Raised by Companies Listed on the Shanghai Stock Exchange (2013 Revision)”. The independent non-executive Directors agree to the Company’s implementation of the above matters.

For details, please refer to the announcement in relation to the exchange of the self- raised funds funded in advance with proceeds from the issuance published on China Securities Journal, Shanghai Securities News, and the websites of Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited dated the same date.

II.	Considered and approved the Resolution on the Amendments to the Articles of Association of the Company

Pursuant to the authorization granted at the shareholders’ general meeting, it was agreed that corresponding amendments shall be made to provisions of Article 20, Article 21 and Article 24 of the Articles, which involve descriptions relating to share capital, based on the result of the non-public issuance of A shares, in order to reflect the changes to the registered capital of the Company. The corresponding amendments shall take immediate effect after the closing of the non-public issuance of A shares.

For details, please refer to the Company’s announcement in relation to the amendments to the Articles dated the same date published on China Securities Journal, Shanghai Securities News, and the websites of Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
4 July 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).